                                                                 EXHIBIT 9(A)(6)

                    [AVONDALE INDUSTRIES, INC. LETTERHEAD]

Albert L. Bossier, Jr.
Chairman of the Board, President
and Chief Executive Officer

                                  May 6, 1998

Dear Shareholder:

  Avondale Industries, Inc. (the "Company") is offering to purchase up to 1,250,000 shares of its common stock at a price not greater than $29.00 nor less than $26.50 per share. The Company is conducting the Offer through a procedure commonly referred to as a "Dutch auction." This procedure allows you to select the price within the specified price range at which you are willing to sell all or a portion of your shares to the Company.

  The Offer is explained in detail in the enclosed Offer to Purchase and Letter of Transmittal. If you wish to tender your shares, instructions on how to tender shares are provided in the enclosed materials. I encourage you to read these materials carefully before making any decision with respect to the Offer. Neither the Company nor its Board of Directors makes any recommendation to any shareholder whether or not to tender any or all shares.

  Please note that the Offer is scheduled to expire at 12:00 Midnight, New York City time, on Wednesday, June 3, 1998, unless extended by the Company. Questions regarding the Offer should not be directed to the Company but should instead be directed to Georgeson & Company Inc., the Information Agent,at
(800) 223-2064.

                                          Sincerely,

                                          Albert L. Bossier, Jr.
                                          Chairman of the Board, President
                                          and Chief Executive Officer

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